UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	814-00201
CUSIP NUMBER:	553829102

(Check one):
☒Form 10-K	☐Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: October 31, 2014
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MVC Capital, Inc.
Full Name of Registrant

______________________
Former Name if Applicable

287 Bowman Avenue;
Address of Principal Executive Office (Street and Number)

Purchase, New York 10577
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company requires additional time to complete its Annual Report on Form 10-K.  The delay is attributable to one of our European portfolio companies, MVC Automotive Group GmbH. (MVC Auto), which has not completed its financial statements for the year ended December 31, 2013  or for the 9 month period ended September 30, 2014, and therefore cannot yet be definitively valued as of our fiscal year end by our Valuation Committee.  The delay in financial reporting for MVC Auto relates to its Belgian operations only, which were conducted through two subsidiaries, Cegeac and Somotra (representing 3 of a total 11 dealerships owned by MVC Auto at October 31, 2013).  As disclosed in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2014 10-Q, in March 2014, Cegeac voluntarily subjected itself to a court-approved bankruptcy proceeding.  A bankruptcy administrator was appointed to oversee the bankruptcy, and the administrator has since denied MVC Auto and its auditors access to Cegeac’s records.  In addition, MVC has discovered accounting irregularities and financial control issues at both Cegeac and Somotra, and as a result the senior management and finance team of the Belgian operations were replaced during 2014.  No other MVC Auto subsidiaries or dealerships were impacted by these issues.

As of MVC’s most recent valuation period ended July 31, 2014, MVC’s published net asset value (NAV) per share was $15.86, of which 7.4% was attributable to MVC Auto.  As of such date, MVC Auto’s remaining Belgian operations (Somotra) were estimated to reflect only 2.1% of MVC’s total NAV per share with Cegeac representing no value.  No other portfolio companies of MVC have been affected by these events.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott J. Schuenke	914	510-9400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes  ☒      No  ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes  ☒      No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, for the first nine months of fiscal year 2014, the Company’s net decrease in net assets resulting from operations was $24,374,739, as compared to a net increase of $32,882,472 during the comparable period in fiscal year 2013, which may be deemed significant.  As a result of the matters described in Part III above, the Company is currently unable to quantify the change in net assets resulting from operations for the fourth quarter of fiscal year 2014.  However, based on operations for the first nine months (as reported), the Company anticipates that the change in net assets resulting from operations for the full fiscal year 2014 may similarly be deemed significant.

               MVC Capital, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 14, 2015	By	/s/ Scott J. Schuenke
Scott J. Schuenke
Principal Financial Officer